UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-39171

BROOGE HOLDINGS LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 2 633 3149

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

CONTENTS

Attached hereto and incorporated by reference herein is the Notice of Extraordinary General Meeting (the “Notice”) of Brooge Holdings Limited (the “Company”) to be held on Tuesday, April 7, 2020 (the “Meeting”). The purpose of the Meeting is for the shareholders to consider and, if thought fit, pass and approve the following resolution:

1	Change of Name and Adoption of Amended and Restated Memorandum and Articles of Association

RESOLVED as a special resolution:

(a)	That the name of the Company is changed from “Brooge Holdings Limited” to “Brooge Energy Limited”; and

(b)	That the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting as Exhibit A.

Attached to the Notice as Exhibit A is the Form of Amended and Restated Memorandum and Articles of Association of the Company.

Only holders of record of the Company’s ordinary shares at the close of business on February 19, 2020 are entitled to notice of the Meeting and to vote and have their votes counted at the Meeting and any adjournments of the Meeting.

Attached hereto and incorporated by reference herein are (i) the Form of Proxy Card for the Meeting, and (ii) Notes to the Proxy Card for the Meeting.

The Notice of Extraordinary General Meeting, the Form of Amended and Restated Memorandum and Articles of Association of the Company, and the Notes to the Proxy Card for the Meeting are also available at:

https://preview.ezonlinedocuments.com/_p/013513_1431826_Review/13513

Exhibit No.	Description of Exhibit
99.1	Notice of Extraordinary General Meeting to be held on Tuesday, April 7, 2020.
99.2	Form of Proxy Card for the Meeting.
99.3	Notes to the Proxy Card for the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2020

BROOGE HOLDINGS LIMITED

By:	/s/ Nicolaas L. Paardenkooper
Name: Nicolaas L. Paardenkooper Title: Chief Executive Officer

2